Exhibit 12.1

MAGELLAN HEALTH, INC.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	For The Years Ended December 31,
	2013	2014	2015	2016	2017
Fixed charges:
Capitalized interest credit	$30	$1,863	$167	$524	$10,019
Interest factor in rent expense	652	612	580	612	672
Other interest and fixed charges	2,263	3,399	6,182	9,585	21,149
Total fixed charges	$2,945	$5,874	$6,929	$10,721	$31,840

Earnings available for fixed charges:
Income before income taxes	$165,185	$117,920	$71,116	$145,517	$135,224
Add: non-controlling interest loss	—	5,173	2,706	2,090	852
Add: capitalized interest expense	736	856	399	608	4,828
Add: fixed charges	2,944	5,874	6,929	10,721	31,840
Less: capitalized interest credit	30	1,863	167	524	10,019
Total earnings available for fixed charges	$168,835	$127,960	$80,983	$158,412	$162,725

Ratio of earnings to fixed charges	57.3	21.8	11.7	14.8	5.1